November 30, 2011

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On October 13, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Rady Monthly High Income Fund, Rady Bear Fund, Rady Commodity Equity Fund, Rady Small Cap Value Fund, Rady Growth and Income Fund, Rady Tactical Long/Short Fund and Rady Multi-Strategy Alternative Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 312 to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 18, 2011, you provided oral comments with respect to the Funds.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical and grammatical corrections have been made throughout but are not enumerated in this letter.  Any changes to a summary portion of a Fund's prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS-Each Fund

Comment 1.  Please confirm that the term of any expense limitation agreement will be at least one year from the effective date of the relevant Fund and that the expense examples will reflect the expiration of each expense limitation agreement.

Response.  The Registrant confirms that the term of any expense limitation agreement will be at least one year from the effective date of the relevant Fund and that the expense examples will reflect the expiration of each expense limitation agreement.

PROSPECTUS-Each Fund Except Rady Commodity Equity Fund

Comment 2.  Please amend principal investment strategy disclosures to state any limit on foreign investing, including emerging markets, and clarify whether ADRs are the only means of investing in securities of foreign issuers.

Response.  The Registrant has amended disclosures to state that the Funds may invest without limit in securities of foreign issuers, including emerging market issuers, although principally through ADRs.  The Funds have amended disclosures to include emerging market risks.

PROSPECTUS - Rady Monthly High Income Fund

Comment 3.  Please expand option-related disclosures to further clarify why the adviser believes written options will expire worthless.

Response.  The Registrant has amended disclosures to further clarify that the adviser believes written options will expire worthless because of their out-of-the-money strike price or the adviser's expectation regarding the underlying security's price change.

Comment 4.  The Fund does not intend to seek an exemption from Rule 19b-1, please provide related disclosures.

Response.  The Fund does not intend to seek an exemption from Rule 19b-1 and will comply with Rule19b-1, Rule 19a-1 and any regulatory restrictions or requirements on reporting distribution yields.

PROSPECTUS - Rady Bear Fund

Comment 5.  Under Principal Investment Strategies, please amend disclosures to make clear that under normal circumstances the Fund will be net short as implied by the use of "Bear" in the Fund's name.

Response.  The Registrant has amended disclosures to make clear that under normal circumstances the Fund will be net short.

Comment 6.  Please provide a numerical example of the range of capitalization of the issuers in the S&P MidCap 400 Index.

Response.  The Registrant has amended disclosures to provide a numerical example of the range of capitalization of the issuers in the S&P MidCap 400 Index.

PROSPECTUS - Rady Commodity Equity Fund

Comment 7.  Please consider modifying the Fund's name to, for example, Rady Commodity-Related Equity Fund such that commodity is not linked to equity for purposes of Rule 35d-1; or remove real estate and infrastructure from the definition of commodity such that the Fund's definition of commodity comports with general shareholder notions of commodity.

Response.  The Fund has removed real estate and infrastructure from the definition of commodity.

PROSPECTUS - Rady Small Cap Value Fund

Comment 8.  Please provide a numerical example of the range of capitalization of the issuers in the S&P SmallCap 600 Index.

Response.  The Registrant has amended disclosures to provide a numerical example of the range of capitalization of the issuers in the S&P SmallCap 600 Index.

PROSPECTUS - Rady Tactical Long/Short Fund

Comment 9.  Because the Fund sells securities short, please include a relevant risk disclosure under Principal Investment Risks.

Response.  The Registrant has included short sale risk under Principal Investment Risks.

PROSPECTUS - Rady Multi-Strategy Alternative Fund

Comment 10.  Please remove real estate and infrastructure from the definition of commodity such that the Fund's definition of commodity comports with general shareholder notions of commodity.

Response.  The Fund has made clarifying revisions to its definition of commodity consistent with those of the Rady Commodity Equity Fund.

PROSPECTUS: STATUTORY- All Funds

Comment 11.  Please include "principal" throughout the introduction to and in the table describing Principal Investment Risks.

Response.  The Registrant has made the suggested clarifying revisions to the introduction to and in the table describing Principal Investment Risks.

Comment 12.  Please include "for temporary defensive purposes" to the description of Temporary Investments to provide clarity as to their purpose.

Response.  The Registrant has made the suggested clarifying revision.

Comment 13.  Under Management, please include mutual funds among the types of pooled investment vehicles managed by the adviser.

Response.  The Registrant has made the suggested clarifying revision.

STATEMENT OF ADDITIONAL INFORMATION

Comment 14.  Please confirm that swaps are not a principal investment strategy for the Funds.

Response.  The Registrant confirms that swaps are not a principal investment strategy for the Funds.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser